SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended June 30, 2002.

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

TABLE OF CONTENTS
Pages

Independent Auditors' Report	1
Financial Statements:
Statements of Net Assets Available for Benefits as of June 30, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2002	3
Notes to Financial Statements	4 - 9
Supplemental Schedules as of and for the Year Ended June 30, 2002
Schedule H, Item 4(i): Schedule of Assets (Held at End of Year)	10
Schedule H, Item 4(j): Schedule of Reportable Transactions	11

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
Thrift Plan of CNG Transmission Corporation and
Hope Gas, Inc. for Employees Represented by the United Gas Workers Union,
Local 69 - Division II, SEIU, AFL-CIO

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO (the Plan) as of June 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
December 20, 2002

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	June 30,
	2002	2001
Assets:
Investments:
Corporate stock, common	$ 101,906,437	$ 96,983,234
Interest in Master Trusts	81,846,024	74,399,934
Common/Collective Trusts	4,812,080	5,921,788
Mutual Funds	10,264,013	10,536,538
Loans to participants	1,624,573	1,641,344

Total investments	200,453,127	189,482,838

Receivables:
Interest	6,353	8,238
Securities sold	866,535	21,560
Other	10,167	6,541

Total receivables	883,055	36,339

Total Assets	201,336,182	189,519,177

Liabilities:
Securities purchased	58,504	116,723
Accounts payable	499,716	222,213
Prepaid contributions	984,960	1,855,087

Total Liabilities	1,543,180	2,194,023

Net Assets Available for Benefits	$ 199,793,002	$ 187,325,154

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended June 30, 2002
Additions:
Investment income:
Net appreciation in fair value of investments	$ 9,541,539
Master Trust investment income	3,167,250
Dividends	4,391,354
Interest	168,071
Total investment income	17,268,214

Contributions:
Participant	7,339,165
Employers	2,642,269
Total contributions	9,981,434
Total additions	27,249,648

Deductions:
Benefits paid to participants	14,375,896
Total deductions	14,375,896

Net increase before transfers	12,873,752
Transfer of participants' assets from the Plan to other Plans	(405,904)
Net increase	12,467,848

Net assets available for benefits:
Beginning of year	187,325,154
End of year	$ 199,793,002

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by the United Gas Workers Union, Local Number 69 - Division II, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering union eligible employees of Dominion Transmission, Inc. and Hope Gas, Inc. (the Employers). Dominion Transmission, Inc. and Hope Gas, Inc. are wholly-owned subsidiaries of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant and employer contributions are made pursuant to the terms of the plan and are held in funds administered by individual trustees (the Trustees) under two declarations of trust, i.e., the Long-Term Thrift Trust and the Short-Term Thrift Trust (the Trusts).

The Trusts are maintained in accordance with the Plan's provision to provide for the custody and investment of participant and employer contributions. The Trustees are appointed by and serve at the pleasure of the Company for a term of three years. The Trustees are employed by and are officers of various subsidiaries of the Company and serve without compensation from the Plan or Trusts. Custody of Plan assets resides with Mellon Bank, N.A. who also serves as the Plan's Trustee.

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 16% (15% for participants with thirty or more years of service) of their earnings each pay period, in increments of 1%. If the participant elects that his employer make pretax contributions on his behalf, such contributions cannot exceed 10%, in increments of 1%, of his earnings each pay period subject to applicable Internal Revenue Code (IRC) limitations. The Employer's matching contribution is based upon the participant's contribution rate and length of service.

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Employer's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retired participants may elect to receive an amount equal to their vested Long-Term Thrift Trust account balance either in a lump sum or in installments. For terminations other than retirements, participants can only receive their vested Long-Term Thrift Trust account balance as a lump sum distribution. Upon termination and retirement, participants can only receive their Short-Term Thrift Trust account balance as a lump sum distribution.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer's matching contribution and related earnings based upon years of continuous service and are fully vested after five years of credited service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

f. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds.

Employer contributions are automatically invested in the same funds specified by the individual participant. The Plan currently offers a money market fund option within the Short-Term Thrift Trust (Interest in Master Trust). The Long-Term Thrift Trust has the following investment options:

Dominion Stock Fund

Interest in Master Trusts:

Certus Stable Value Fund (Certus Fund)

Diversified Equity Fund

Mutual Funds:

Masterworks S&P 500 Stock Index Fund

One Group Small Stock Fund

Euro Pacific Growth Fund

EB Mellon Total Return Fund

Common/Collective Trusts:

Conservative Balanced Fund

Moderate Balanced Fund

Growth Balanced Fund

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The maximum loan amount is the lesser of:

    3 months base pay or

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans bear fixed interest at a rate commensurate with local prevailing rates at the time the loan is issued as determined by the Trustees.

Participants make repayments to the Plan on a monthly basis. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participant's then current investment elections. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2) Investment in CNG Master Trust and the Dominion Master Trust - The fair value of the Plan's interest in the Master Trusts is based on the beginning of the month value of the Plan's interest in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts, with the exception of investments in the Certus Stable Value Fund.

Investments in the Certus Stable Value Fund are stated at contract value, which approximates market value. Contract value represents contributions and income earned in the fund, less withdrawals.

(3) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(4) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Dividend income is recognized on the ex-dividend date. Dividends received on all shares of Dominion stock are reinvested in additional shares of Dominion common stock.

Diversified Equity Fund units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan or the Company, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at June 30, 2002 and 2001, are investments in Dominion common stock amounting to approximately $102 million and $97 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	June 30,
	2002	2001

Dominion Stock Fund	$ 101,906,437	$ 96,983,234
Certus Fund (Master Trust)	74,811,581	66,859,352

From July 1, 2001 through June 30, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,541,539 as follows:

Investments at Fair Value:

Mutual Funds	$ (1,883,039)
Common/Collective Trust	(372,612)
Corporate stock, common	11,797,190

$ 9,541,539

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5. PLAN INTEREST IN THE DOMINION AND CNG MASTER TRUSTS

CNG Master Trust - A portion of the Plan's investments is in a Master Trust that was established for the investment of assets of the Plan and the thrift plans of other subsidiaries of CNG. Mellon Bank, N.A., as Trustee of the funds, holds the assets of the Master Trust. Each participating thrift plan has an undivided interest in the CNG Master Trust. The assets and income, including net appreciation (depreciation) in fair value of plan assets, are allocated to the participating plans based on each plan's proportionate share of the units of participation held in the fund each month. As of June 30, 2002 and 2001, the Plan's interest in the net assets of the CNG Master Trust was approximately 55% and 37%, respectively, with varying interests in each of the funds.

The following table presents the value of the undivided investments (and related investment income) in the CNG Master Trust.

	June 30,
	2002	2001

Diversified Equity Fund	$ 11,583,233	$ 18,054,867
Short-Term Money Market Fund	1,163,008	2,057,183

Total	$ 12,746,241	$ 20,112,050

Year Ended June 30, 2002

Interest	$ 92,558
Dividends	197,612
Net depreciation in fair value
of investments	(2,320,381)

Total	$ (2,030,211)

Fixed Investment Stable Value Fund - On January 1, 2001, the assets of the Fixed Investment Stable Value Fund (the CNG fund) were transferred to the Certus Fund in the Dominion Master Trust. The combined assets of the Certus Fund are available for all Thrift and Savings Plans sponsored by Dominion and its subsidiaries.

Dominion Master Trust - Effective January 1, 2001, the Plan's investment in the Certus Fund are now held in a Master Trust which was established for the investment of assets for the Plan and other employee benefits plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust. The assets of the Dominion Master Trust are separately maintained by each Dominion sponsored plan, with the exception of the Certus Fund.

Certus Fund - As of June 30, 2002 and June 30, 2001, the Plan's interest in the net assets of the Certus Fund-Dominion Master Trust was approximately 14%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund - Dominion Master Trust:

	June 30,
	2002	2001

Guaranteed Investment Contracts (contract value)	$ 485,924,627	$ 428,443,634
Short-term Investment Fund (estimated fair value)	27,993,003	33,831,588
Interest Receivable	2,112,581	2,266,771

Total	$ 516,030,211	$ 464,541,993

Investment income for the Certus Fund is as follows:

Interest	$ 28,168,656

Total	$ 28,168,656

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at June 30, 2002 and 2001 was $530,697,382 and $468,703,261, respectively. The average yield and crediting interest rates at June 30, 2002 and 2001 was approximately 6% and 6.34% respectively. Average duration of investment contracts within the Certus Fund was 2.94 years at June 30, 2002.

6. TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on November 7, 1995, in which the Internal Revenue Service stated that the Plan, as amended through December 20, 1994, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was amended and restated effective July 1, 2001. The Plan has applied for an updated determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

7. SUBSEQUENT EVENT

The Company has entered into negotiations to sign an agreement with the United Gas Workers' Union who represents the employees of the Dominion Transmission, Inc. and Hope Gas, Inc., renewing the 1998 to 2002 collective bargaining agreement to a period of 3 years beginning on April 1, 2002, and continuing through April 1, 2005. If a new agreement is signed, the Plan will change to a calendar year plan effective January 1, 2003.

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF JUNE 30, 2002
SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Description	Value

Dominion Resources, Inc., Common Stock	$ 101,906,437

Interest in Master Trusts
Diversified Equity Fund	6,325,239
Money Market Fund	709,204
Certus Fund	74,811,581
81,846,024

Common/Collective Trusts
EB Temporary Investment Fund	1,199,995
Conservative Balanced Fund	405,344
Moderate Balanced Fund	1,550,110
Growth Balanced Fund	1,656,631
4,812,080

Mutual Funds
Masterworks S&P 500 Stock Index Fund	7,006,074
EB Mellon Total Return Fund	690,948
Euro Pacific Growth Fund	937,995
One Group Small Stock Fund	1,628,996
10,264,013

Loans to Participants	1,624,573

Total Assets Held for Investment	$ 200,453,127

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED JUNE 30, 2002
FORM 5500, SCHEDULE H, ITEM 4(J): SCHEDULE OF REPORTABLE TRANSACTIONS
Single Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

39,878,511	EB Temporary Invt FD	$ -	$39,878,511	$ --	$ --	$ --
40,024,219	EB Temporary Invt FD	$ -	$ --	40,024,219	40,024,219	$ --
Series of Transactions in Excess of Five Percent of Plan Assets

1,101,669	Masterworks S & P Stock 500 Index Fund	$ -	$18,195,733	$ --	$ --	$ --
1,028,915	Masterworks S & P Stock 500 Index Fund	$ -	$ --	$17,385,338	$19,299,966	$(1,914,628)
57,336,906	EB Temporary Invt FD	$ -	$57,336,906	$ --	$ --	$ --
58,474,064	EB Temporary Invt FD	$ -	$ --	$58,474,064	$58,474,064	$ --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO (name of plan)

Date: December 20 , 2002	/s/ Anthony E. Manning Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee